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                             September 21, 2022

       Maureen Short
       Executive Vice President and CFO
       Rent-A-Center, Inc.
       5501 Headquarters Drive
       Plano, Texas 75024

                                                        Re: Rent-A-Center, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2022
                                                            Filed August 5,
2022
                                                            File No. 001-38047

       Dear Ms. Short:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of the Years Ended December 31, 2021 and 2020
       Gross Profit, page 39

   1. Please discuss in detail here how Acima's use of a different merchandise lease depreciation policy
results in a lower consolidated gross margin relative to the depreciation policy for
other operations so investors may have a better understanding of its continuing effect.
Refer to Item 303(b)(2)(i) of Regulation S-K. Also consider similar disclosure in your
discussion of segment operating profit for the Acima segment to the extent meaningful going
forward.
 Maureen Short
Rent-A-Center, Inc.
September 21, 2022
Page 2
Revenues, page 40

2. Please explain what "higher portfolio balance" represents and how it affects the amount of revenues reported.
Segment Performance
Rent A Center Business Segment, page 40

3. Please quantify in your annual and interim period filings the factors cited for changes in consolidated and segment results. Refer to section 501.04 of the staff s Codification of
         Financial Reporting Policies. Consider the preceding in your analysis of operating cash flow on page 41. Also refer to Item 303(b)(2)(iii) of Regulation S-K regarding the change in revenues. Additionally, discuss if the growth in e-commerce revenues is a known favorable/unfavorable trend that is expected to materially affect segment and consolidated results. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended June 30, 2022

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 4 - Receivables and Allowance for Doubtful Accounts, page 11

4. We note in your earnings calls for the periods ended December 31, 2021, March 31, 2022 and June 30, 2022 that you tightened and enhanced your underwriting guidelines that affected provisions for delinquencies and credit losses in the Acima business segment.
         However, it appears your accounting policy regarding receivables and allowance for doubtful accounts has not changed from that disclosed at December 31, 2020. Please explain to us your consideration of ASC 326-20-50-10 and 11 regarding the impact of the
         Acima acquisition on your policy.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business and Operational Trends
Other Macroeconomic Conditions and Changes in underwriting, page 26

5. You disclose you have been impacted by negative macroeconomic trends, including a condensed labor market, wage inflation, global supply chain issues and inflation affecting your revenues and underwriting. Please expand your disclosure to identify the principal factors contributing to these issues and clarify the resulting impact on you. Additionally, disclose any known trends or uncertainties regarding these issues that are reasonably
FirstName LastNameMaureen Short
       likely to have a material impact on your cash flows, liquidity, capital resources, cash
Comapany    NameRent-A-Center,
       requirements,               Inc. or results of operations. Refer to Item
303(b)(2)(ii) of
                      financial position,
       Regulation
September          S-K.
            21, 2022 Page 2
FirstName LastName
 Maureen Short
FirstName LastNameMaureen Short
Rent-A-Center, Inc.
Comapany 21,
September NameRent-A-Center,
              2022           Inc.
September
Page 3    21, 2022 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services